

Eugene K. · 3rd

Founder of StompAI

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info

stompai

Metropolitan State University

Experience

CEO & Founder

stompai

Mar 2019 – Present · 1 yr 10 mos

Greater Minneapolis-St. Paul Area

Stompai is a native application that is available on IOS/Google Play which will transform your phone to the most intuitive musical instrument in the world.

Today Stompai offers a double kick percussion solution, that outperforms any digital stompbox on the market, providing users with a variety of sounds, the velocity of stomp and various of audio effects

Check stompai on ...see mor





Founder & CTO

Vugo

Oct 2014 – Present · 6 yrs 3 mos

Greater Minneapolis-St. Paul Area

Vugo is an multiple award-winning Mobility Media™ company that places media & entertainment in for-hire vehicles dispatched by TNC companies like Uber & Lyft. Vugo helps media partners reach their target audience in motion by interpreting available data about each trip via our patent-pending TripIntent® technology. There is no better time to influen ...see mor





Vugo

Senior Software Engineer

Optum
Apr 2016 – Present · 4 yrs 9 mos
Greater Minneapolis-St. Paul Area

Worked on a new project for a claim adjudication engine. The app was internal with highly complex business logic. My team was in charge of the integration API for initial data loading/onboarding.

...see mor

Software Developer

Calabrio, Inc
Dec 2013 – Apr 2015 · 1 yr 5 mos
Greater Minneapolis-St. Paul Area

- Data analysis of Calabrio WFM Reports and automating data validations of reports via ICM integration.
- Performed Load testing of the application using Grinder.
- Security testing of WFM software. ...see mor

Software Developer

Savvis, a CenturyLink company
Jun 2013 – Dec 2013 · 7 mos
Greater Minneapolis-St. Paul Area

- Analyze business and system requirements

- Automation of daily regression and smoke tests, of the test scenarios
- Analyzing application, system, vCloud Director, vCenter, and security errors.

...see mor

Education

Metropolitan State University
Computer Science, Computer Software Engineering
2010 – 2013

Belarusian National Technical University
Mechanical Engineering